SECURITIES AND EXCHANGE COMMISSION
Washington, D.C. 20549

FORM 6–K

REPORT OF FOREIGN ISSUER
PURSUANT TO RULE 13a–16 OR 15d–16 OF THE
SECURITIES EXCHANGE ACT OF 1934

THROUGH DECEMBER 30, 2002

(Commission File No. 1–14477)

BRASIL TELECOM PARTICIPAÇÕES S.A.
(Exact name of Registrant as specified in its Charter)

BRAZIL TELECOM HOLDING COMPANY
(Translation of Registrant’s name into English)

SIA Sul, Área de Serviços Públicos, Lote D, Bloco B
Brasília, D.F., 71.215–000
Federative Republic of Brazil
(Address of Registrant’s principal executive offices)

Indicate by check mark whether the registrant files or will file annual reports under cover Form 20–F or Form 40–F.

Form 20–F      Form 40–F

Indicate by check mark if the registrant is submitting the Form 6–K
in paper as permitted by Regulation S–T Rule 101(b)(1):      .

Indicate by check mark if the registrant is submitting the Form 6–K
in paper as permitted by Regulation S–T Rule 101(b)(7):     .

Indicate by check mark whether the registrant by furnishing the information contained in this Form is also thereby furnishing the information to the Commission pursuant to Rule 12g3–2(b) under the
Securities Exchange Act of 1934.

Yes____         No

If “Yes” is marked, indicate below the file number assigned to the registrant in connection with Rule 12g3–2(b):

Investor Relations
(55 61) 415–1140
ri@brasiltelecom.com.br

Media Relations
(55 61) 415–1378
cesarb@brasiltelecom.com.br

BRASIL TELECOM PARTICIPAÇÕES S.A.

CNPJ Corporate Taxpayer Identification 02.570.688/0001–70

Board of Trade NIRE 53.3.0000581–8

Publicly Traded Company

MATERIAL FACT

MINUTES OF THE EXTRAORDINARY GENERAL SHAREHOLDERS’ MEETING

held on December 30, 2002.

(Drawn up as a summary, as pursuant to the authorization set forth in the 1st paragraph of
Article 130 of Law 6,404/76)

1) Date, time and place: On the 30th (thirtieth) day of the month of December 2002, at 11:00 a.m., at the headquarters of Brasil Telecom Participações S.A. (“Company”), in the city of Brasília – Distrito Federal, at SIA SUL – ASP – Lote D, Bloco B, parte; 2) Summons: First Notice published under the terms of Article 124 of Law 6,404/76, in the Gazeta Mercantil Newspaper, Correio Braziliense Newspaper, Valor Econômico Newspaper and in the Diário Oficial da União (Federal Government Official Publication) editions issued on November 19, 20 and 21 of 2002 and Second Notice published in the Gazeta Mercantil Newspaper, Correio Braziliense Newspaper, Valor Econômico Newspaper and in the Diário Oficial da União edition issued on December 20, 2002; 3) Presences: Shareholders representing legal quorum for the establishment of the Extraordinary General Shareholders’ Meeting, in the second summons, according to the records and signatures contained in the Roll Call Book for Shareholders; representative of the Company, Mr. Antonio Amaro Ribeiro de Oliveira e Silva; representative of the Fiscal Board, Mr. Augusto Cezar Calazans Lopes; 4) Board: At the establishment of the meeting, Mr. Apoena de Miranda Joels took up his position as Chairman under the terms of Article 16 of the Company By-Laws,and invited Ms. Jacqueline Huang to act as secretary for the matters of the meeting; 5) Agenda: At the start of the meeting, the Chairman requested the Secretary to proceed with the reading of the Agenda, to wit: 1– Approve the suggestion of the Company’s management to amend the caput of article 11 of the Company By–Laws, to make it pursuant to the terms of Law 10,303, of October 31, 2001, in what concerns the rights of preferred shares. 6) Deliberations: In reference to the subject–matter of the Agenda placed into discussion, the shareholders present approved, unanimously, to alter the caput of article 11 of the Company By-Laws, in order to make it pursuant to the terms of Law 10,303, of October 31, 2001, conferring to the preferred shares of the Company, in addition to the current advantages and preferences, the payment of the minimum and non cumulative dividend of 3% (three percent) per year of the value of the shareholders’ equity per share, whenever the dividend calculated using this criteria surpasses the value of the dividend of 6% (six percent) of the value of the capital stock per share. Thus, the caput of article 11 will now read: “Art. 11 – The preferred shares have no right to vote, except in the cases of the sole paragraph of this article and in the sole paragraph of article 14, being assured to them priority in the payment of the minimum and non cumulative dividend of 6% (six percent) per year of the value of the division of the capital stock by the total number of shares of the Company or 3% (three percent) per year of the book value of shareholders’ equity divided by the total number of shares of the Company, whichever is higher”. The shareholders authorized the Executive Board of the Company to take the necessary measures in order to implement and consolidate the By-Laws to reflect the alteration approved hereby. 7) Adjournment: With nothing further, the meeting was adjourned for the drawing up of the minutes hereby. The minutes were read and approved by the shareholders, which comprised the quorum required for the approval of the deliberations taken above, and were signed by the members of the Board, as set forth in Article 130 of Law 6,404/76. The publication of the minutes hereby was authorized with the omission of the signatures of the shareholders.

Paulo Pedrão Rio Branco
Investor Relations Officer

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SIGNATURE

Pursuant to the requirements of the Securities Exchange Act of 1934, the Registrant has duly caused this report to be signed on its behalf by the undersigned, thereto duly authorized.

Date: December 30, 2002

BRASIL TELECOM PARTICIPAÇÕES S.A.

By: /s/ Paulo Pedrão Rio Branco
Name: Paulo Pedrão Rio Branco
Title: Financial Executive Officer